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                                File No. 70-9139

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                -----------------------------------------------

                                   FORM U-1/A

                               AMENDMENT NO. 2 TO
                          JOINT APPLICATION-DECLARATION
                                      UNDER
                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

               ------------------------------------------------

                              COLUMBIA ENERGY GROUP
                  COLUMBIA ENERGY GROUP SERVICE CORPORATION
                            COLUMBIA LNG CORPORATION
                                CLNG CORPORATION
                      COLUMBIA ATLANTIC TRADING CORPORATION
                      COLUMBIA ENERGY SERVICES CORPORATION
                   COLUMBIA ENERGY POWER MARKETING CORPORATION
                      COLUMBIA ENERGY MARKETING CORPORATION
                             ENERGY.COM CORPORATION
                         COLUMBIA SERVICE PARTNERS, INC.
                         COLUMBIA ASSURANCE AGENCY, INC.
                  COLUMBIA ENERGY GROUP CAPITAL CORPORATION
                      COLUMBIA DEEP WATER SERVICES COMPANY
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

                          COLUMBIA ELECTRIC CORPORATION
                  COLUMBIA ELECTRIC PEDRICK LIMITED CORPORATION COLUMBIA ELECTRIC PEDRICK GENERAL CORPORATION
                COLUMBIA ELECTRIC BINGHAMTON LIMITED CORPORATION COLUMBIA ELECTRIC BINGHAMTON GENERAL CORPORATION
                 COLUMBIA ELECTRIC VINELAND LIMITED CORPORATION COLUMBIA ELECTRIC VINELAND GENERAL CORPORATION
                  COLUMBIA ELECTRIC RUMFORD LIMITED CORPORATION
                  COLUMBIA ELECTRIC LIMITED HOLDINGS CORPORATION
                      COLUMBIA ELECTRIC LIBERTY CORPORATION
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

                         COLUMBIA ENERGY RESOURCES, INC.

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                        COLUMBIA NATURAL RESOURCES, INC.
                             ALAMCO - DELAWARE, INC.
                          HAWG HAULING & DISPOSAL, INC.
                         PHOENIX-ALAMCO VENTURES, L.L.C.
                              CLARKSBURG GAS, L.P.
                     COLUMBIA NATURAL RESOURCES CANADA, LTD.
                          C/O: 900 Pennsylvania Avenue
                              Charleston, WV 25302

                      COLUMBIA GAS TRANSMISSION CORPORATION
                             12801 FairLakes Parkway
                             Fairfax, VA 22030-0146

                       COLUMBIA GULF TRANSMISSION COMPANY
                             2603 Augusta, Suite 125
                                Houston, TX 77057

                      COLUMBIA NETWORK SERVICES CORPORATION
                               CNS MICROWAVE, INC.
                                1600 Dublin Road
                             Columbus, OH 43215-1082

                          COLUMBIA PROPANE CORPORATION
                        9200 Arboretum Parkway, Suite 140
                               Richmond, VA 23236

                         COLUMBIA GAS OF KENTUCKY, INC.
                           COLUMBIA GAS OF OHIO, INC.
                         COLUMBIA GAS OF MARYLAND, INC.
                       COLUMBIA GAS OF PENNSYLVANIA, INC.
                         COLUMBIA GAS OF VIRGINIA, INC.
                             200 Civic Center Drive
                               Columbus, OH 43215

                      COLUMBIA INSURANCE CORPORATION, LTD.
                                Craig Appin House
                                 8 Wesley Street
                             Hamilton HM EX, Bermuda

--------------------------------------------------------------------------------
             (Names of company or companies filing this statement
                 and addresses of principal executive offices)

                              COLUMBIA ENERGY GROUP
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        --------------------------------------------------------------
               (Name of top registered holding company parent of
                         each applicant or declarant)

                           J. W. Trost, Vice President
                  COLUMBIA ENERGY GROUP SERVICE CORPORATION
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

                   -----------------------------------------
                   (Name and address of agent for service)

         Names and Addresses of Subsidiary Company Agents for Service:

                       M. A. CHANDLER, Vice President and
                             Chief Financial Officer
                         Columbia Energy Resources, Inc.
                        Columbia Natural Resources, Inc.
                              Alamco-Delaware, Inc.
                          Hawg Hauling & Disposal, Inc.
                         Phoenix-Alamco Ventures, L.L.C.
                              Clarksburg Gas, L.P.
                     Columbia Natural Resources Canada, Ltd.
                          C/O: 900 Pennsylvania Avenue
                              Charleston, WV 25302

                             D. P. DETAR, Treasurer
                          Columbia Electric Corporation
                Columbia Electric Pedrick Limited Corporation Columbia Electric Pedrick General Corporation
               Columbia Electric Binghamton Limited Corporation Columbia Electric Binghamton General Corporation
                Columbia Electric Vineland Limited Corporation Columbia Electric Vineland General Corporation Columbia Electric Rumford Limited Corporation Columbia Electric Limited Holdings Corporation
                      Columbia Electric Liberty Corporation
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

                            S. T. MACQUEEN, Treasurer
                            Columbia LNG Corporation
                                CLNG Corporation
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

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                           J. W. TROST, Vice President
                  Columbia Energy Group Service Corporation
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

                            P. R. ALDRIDGE, President
                      Columbia Deep Water Services Company
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

                            J. W. GROSSMAN, Treasurer
                  Columbia Energy Group Capital Corporation
                      Columbia Atlantic Trading Corporation
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

                             S. M. NORDIN, Treasurer
                          Columbia Propane Corporation
                        9200 Arboretum Parkway, Suite 140
                               Richmond, VA 23236

                   G. A. BARNARD, Treasurer and Controller
                      Columbia Gas Transmission Corporation
                       Columbia Gulf Transmission Company
                           1700 MacCorkle Avenue, S.E.
                              Charleston, WV 25314

                              D. FURLANO, Treasurer
                      Columbia Network Services Corporation
                               CNS Microwave, Inc.
                                1600 Dublin Road
                             Columbus, OH 43215-1082

                    D. R. MCCLURE, Chief Financial Officer
                 Columbia Energy Power Marketing Corporation
                      Columbia Energy Marketing Corporation
                         Columbia Service Partners, Inc.
                         Columbia Assurance Agency, Inc.
                             Energy.com Corporation
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

                          R. LAWLER, Vice President and
                                Retail Controller
                      Columbia Energy Services Corporation

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                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

                          S. B. HEATON, Vice President
                      Columbia Insurance Corporation, Ltd.
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

                      A. J. SONDERMAN, Corporate Secretary
                         Columbia Gas of Kentucky, Inc.
                           Columbia Gas of Ohio, Inc.
                         Columbia Gas of Maryland, Inc.
                       Columbia Gas of Pennsylvania, Inc.
                         Columbia Gas of Virginia, Inc.
                             200 Civic Center Drive
                               Columbus, OH 43215

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              (Names and Addresses of Other Agents for Service)


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      The Application-Declaration as previously filed and amended is hereby amended as follows:

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION

      Item 1(a) is amended to clarify that: "Columbia is seeking the requested authority through December 31, 2003."

      In addition, the discussion of Rule 16 Exemptions is hereby amended to add the following representation:

      "The acquisition of any gas-related company pursuant to Rule 58 will be reported on Form U-9C-3. In addition, Form U5S requires disclosure, on an annual basis, of system companies and investments therein, as well as investments in securities of nonsytem companies."

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

      (a) Exhibits

      F.  Opinion of Counsel for Columbia and Subsidiaries.

SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

      The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.

            COLUMBIA ENERGY GROUP

DATE: December 17, 1998     by: /s/M. W. O'Donnell
                            -------------------------------------
                            M. W. O'Donnell, Senior Vice President & Chief
                            Financial Officer

            COLUMBIA INSURANCE CORPORATION, LTD.

DATE: December 17, 1998     by: /s/N. A. Parillo
                            -------------------------------------
                            N. A. Parillo, President


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            COLUMBIA ENERGY RESOURCES, INC.
            COLUMBIA NATURAL RESOURCES, INC.
            ALAMCO-DELAWARE, INC.
            HAWG HAULING & DISPOSAL, INC.
            PHOENIX-ALAMCO VENTURES, L.L.C.
            CLARKSBURG GAS, L.P.
            COLUMBIA NATURAL RESOURCES CANADA, LTD.

DATE: December 17, 1998    by:/s/M. A. Chandler
                           ------------------------------------
                           M. A. Chandler, Vice President and Chief Financial
                           Officer

            COLUMBIA DEEP WATER SERVICES COMPANY

DATE: December 17, 1998    by:/s/P. R. Aldridge
                           ------------------------------------
                           P. R. Aldridge, President

            COLUMBIA GAS OF KENTUCKY, INC.
            COLUMBIA GAS OF OHIO, INC.
            COLUMBIA GAS OF MARYLAND, INC.
            COLUMBIA GAS OF PENNSYLVANIA, INC.
            COLUMBIA GAS OF VIRGINIA, INC.
            COLUMBIA NETWORK SERVICES CORPORATION
            CNS MICROWAVE, INC.
            COLUMBIA GULF TRANSMISSION COMPANY
            COLUMBIA GAS TRANSMISSION CORPORATION
            COLUMBIA PROPANE CORPORATION
            COLUMBIA ENERGY GROUP SERVICE CORPORATION
            COLUMBIA LNG CORPORATION
            CLNG CORPORATION
            COLUMBIA ATLANTIC TRADING CORPORATION
            COLUMBIA ENERGY SERVICES CORPORATION
            COLUMBIA ENERGY POWER MARKETING CORPORATION
            COLUMBIA ENERGY MARKETING CORPORATION
            ENERGY.COM CORPORATION
            COLUMBIA SERVICE PARTNERS, INC.
            COLUMBIA ASSURANCE AGENCY, INC.
            COLUMBIA ENERGY GROUP CAPITAL CORPORATION
            COLUMBIA ELECTRIC CORPORATION
            COLUMBIA ELECTRIC PEDRICK LIMITED CORPORATION COLUMBIA ELECTRIC PEDRICK GENERAL CORPORATION COLUMBIA ELECTRIC BINGHAMTON LIMITED CORPORATION COLUMBIA ELECTRIC BINGHAMTON GENERAL CORPORATION

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            COLUMBIA ELECTRIC VINELAND LIMITED CORPORATION
            COLUMBIA ELECTRIC VINELAND GENERAL CORPORATION
            COLUMBIA ELECTRIC RUMFORD LIMITED CORPORATION
            COLUMBIA ELECTRIC LIMITED HOLDINGS CORPORATION
            COLUMBIA ELECTRIC LIBERTY CORPORATION

DATE: December 17, 1998    by:/s/J. W. Trost
                           ------------------------------------
                           J. W. Trost, Vice President



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EXHIBIT F

                                          December 17, 1998

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

            Re:   Columbia Energy Group, File No. 70-9139

Dear Sirs:

            As counsel for Columbia Energy Group ("Columbia"), a holding company registered under the Public Utility Holding Company Act of 1935 (the "Act"), I deliver to you this opinion for filing as Exhibit F to the Application-Declaration referenced above. Briefly stated, Columbia is seeking authorization by order of certain activities that have been authorized pursuant to Rule 58, solely for purposes of complying with the technical requirements of Rule 16, and authorization for Columbia's nonutility subsidiary companies to amend their certificates of incorporation to change the par value of equity securities held by Columbia or an intermediate Columbia subsidiary company, and to declare and pay dividends of capital thus created or otherwise existing, to the extent permitted by state law.

            In connection with the above, I have examined:

            (i)   the Application-Declaration, as amended;

            (ii) such other documents, records and matters of law as I deemed necessary to enable me to render this opinion;

            Based upon the foregoing and relying thereupon, I am of the opinion that if the financing transactions are consummated in accordance with the Application-Declaration:

            (a) all state and federal laws applicable to the proposed transactions will have been complied with;



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Securities and Exchange Commission
December 17, 1998
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       (b)  the consummation of the proposed transactions will not violate the legal rights of the holders of any securities issued by Columbia, or by any associate company thereof.

            I hereby consent to the filing of this opinion as an exhibit to the Application-Declaration.

                              Very truly yours,

                              /s/Emanuel D. Strauss

                              Columbia Energy Group Service Corporation



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